Docebo Inc. Announces Chief Financial Officer Transition Toronto, Ontario, September 13, 2021 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”) announced today Ian Kidson’s retirement as Chief Financial Officer of Docebo. Sukaran Mehta, CPA, CA, ACA, Vice President of Financial Reporting, has been appointed as Interim Chief Financial Officer effective immediately until a permanent replacement is named. Mr. Kidson will continue to be employed by Docebo until October 11, 2021. He will then be available on a consulting basis until December 31, 2021 to provide support as needed and ensure an orderly transition. “Ian joined Docebo to help us prepare and execute our IPO and on behalf of the Company, we thank him for his contributions during a period of unprecedented progress and growth,” said Claudio Erba, CEO. “We have a great foundation today, with an experienced finance team led by Sukaran that enables this orderly transition as we position Docebo for our next phase of growth.” About Docebo Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization. For further information, please contact: Dennis Fong Investor Relations (416) 283-9930